EXHIBIT 12.3
PACIFIC ENTERPRISES
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2004	2005	2006	2007	2008	March 31, 2009
Fixed Charges:

Interest	$ 47	$ 55	$ 78	$ 78	$ 68	$ 19

Interest portion of annual rentals	2	3	4	3	2	-

Preferred dividends of subsidiary (1)	2	2	2	2	2	1

Total fixed charges	51	60	84	83	72	20

Preferred stock dividends	7	6	6	6	6	1

Combined fixed charges and preferred stock dividends for purpose of ratio	$ 58	$ 66	$ 90	$ 89	$ 78	$ 21

Earnings:

Pretax income from continuing operations	$ 391	$ 325	$ 426	$ 408	$ 394	$ 95

Total fixed charges (from above)	51	60	84	83	72	20

Less: Interest capitalized	-	-	1	1	-	-

Less: Preferred dividends of subsidiary (1)	1	1	1	1	1	1

Total earnings for purpose of ratio	$ 441	$ 384	$ 508	$ 489	$ 465	$ 114

Ratio of earnings to combined fixed charges and preferred stock dividends	7.60	5.82	5.64	5.49	5.96	5.43

Ratio of earnings to fixed charges	8.65	6.40	6.05	5.89	6.46	5.70

(1) In computing this ratio, “Preferred dividends of subsidiary” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.